# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

### Washington, D.C. 20549

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## FORM 8-K

## CURRENT REPORT

**Pursuant to Section 13 or 15(d)**
**of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)
April 18, 2005

## WASHINGTON TRUST BANCORP, INC.

-----------------------------
(Exact Name of Registrant as Specified in Charter)

| Rhode Island | 0-13091 | 05-0404671 |
|---|---|---|
| -------------------- | -------------------- | --------------------- |
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

23 Broad Street, Westerly, Rhode Island 02891
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(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01 Entry into a Material Definitive Agreement.**

On April 18, 2005, the Compensation and Human Resources Committee of the Board of Directors voted to award 500 restricted stock units to each Non-Employee Director who is serving on and will continue to serve after the date of the 2005 Annual Meeting of the Corporation. These units include dividend equivalent rights.

The restricted stock units will be issued on April 26, 2005, and will become fully vested on April 26, 2008. The restricted stock units will be settled in common stock of the Corporation.

The award is made in lieu of the Nonqualified Stock Options for 2,000 shares of common stock, which would have otherwise been granted on this date under Section 5(b)(i)(A) of the 2003 Stock Incentive Plan.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: April 22, 2005                                  By: /s/ John C. Warren

John C. Warren
Chairman and Chief Executive Officer